INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As at and for the Period Ended February 28, 2023, 2022 and 2021

(with Comparative AUDITED Figures as at November 30, 2022)

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

PLYMOUTH ROCK TECHNOLOGIES INC.

(the "Company")

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As at and for the period ended February 28, 2023

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying unaudited interim condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") for the preparation of interim condensed financial statements and are in accordance with IAS 34 - Interim Financial Reporting.

The Company's auditor has not performed a review of these interim condensed consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity's auditor.

PLYMOUTH ROCK TECHNOLOGIES INC.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

As at	Note	February 28, 2023	November 30, 2022
		(Unaudited)	(Audited)

ASSETS

Current assets
Cash		$22,673	$13,127
Accounts receivable		23,956	6,870
Sales tax receivable		4,720	9,083
Inventories		3,076	2,175
Prepaid expenses	4	14,757	30,947
Total current assets		69,182	62,202

Non-current assets
Equipment	5	22,817	24,801
Right of use asset	16	21,470	61,198
Total assets		$113,469	$148,201

LIABILITIES

Current liabilities
Accounts payable	7	$1,073,772	$1,063,863
Lease liabilities	16	17,616	66,403
Current portion of loans payable	10	139,373	127,019
Deferred revenue	8	5,572	124,918
Due to related parties	9	891,929	705,672
Total current liabilities		2,128,262	2,087,875

Non-current liabilities
Lease liabilities	16	4,871	9,394
Total liabilities		2,133,133	2,097,269

SHAREHOLDERS' EQUITY (DEFICIT)
Share capital	12	11,851,771	11,851,771
Contributed surplus	12	2,709,790	2,709,790
Accumulated other comprehensive income		57,364	25,131
Deficit		(16,638,589)	(16,535,760)

Total shareholders' equity (deficit)		(2,019,664)	(1,949,068)

Total liabilities and shareholders' equity (deficit)		$113,469	$148,201

Going concern - Note 1
Commitments and contingencies - Note 15
Subsequent events - Note 20

These interim condensed consolidated financial statements are authorized for issuance by the Board of Directors on April 24, 2023.

Approved on behalf of the Board:

"Zara Kanji" Zara Kanji, Director	"Khalid Al-Ali" Khalid Al-Ali, Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

		Three Months Ended February 28
	Note	2023	2022	2021
Sales	18	$245,094	$164,248	$19,598
Cost of sales		15,019	23,644	17,352
Gross profit		230,075	140,604	2,246

OPERATING EXPENSES
General and administrative	17	501,135	606,320	968,351
Selling	17	1,033	85,713	135,950
Research and development	17	13,978	195,564	177,615
Total expenses		516,146	887,597	1,281,916

OTHER INCOME (EXPENSES)
R&D expenditure tax credit	19	172,806	-	-
Other Income		10,324	-	-
Foreign exchange loss		112	(993)	(8,015)
NET LOSS		(102,829)	(747,986)	(1,287,685)

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain (loss)		32,233	22,926	4,285

TOTAL COMPREHENSIVE LOSS		$(70,596)	$(725,060)	$(1,283,400)

LOSS PER SHARE, basic and diluted		$(0.00)	$(0.01)	$(0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, basic and diluted		59,317,461	59,290,551	37,525,451

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC.

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficit)

(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

					Accumulated other comprehensive income
	Share capital (Note 12)
	Number of shares	Amount	Contributed Surplus	Deficit		Total

Balance, November 30, 2020	42,762,264	$7,376,763	$1,298,487	$(8,893,128)	$65,790	$(152,088)
Net loss for the period	-	-	-	(1,287,685)	-	(1,287,685)
Foreign currency translation gain			-	-	4,285	4,285
Shares issued for warrants exercised	5,745,332	1,236,666	-	-	-	1,236,666
Fair value of warrants exercised	-	35,040	(35,040)	-	-	-
Shares issued for options exercised	425,000	222,500	-	-	-	222,500
Fair value of options exercised	-	158,106	(158,106)	-	-	-
Private Placements	3,180,000	670,000	-	-	-	670,000
Fair value of broker warrants granted	-	(95,395)	95,395	-	-	-
Shares issued to finders	170,000	(34,000)	-	-	-	(34,000)
Shares issued as compensation	250,000	62,500	-	-	-	62,500
Stock-based compensation	-	-	657,906	-	-	657,906
Balance, February 28, 2021	52,532,596	$9,632,180	$1,858,642	$(10,180,813)	$70,075	$1,380,084

Balance, November 30, 2021	59,239,336	$11,834,582	$2,709,790	$(13,867,962)	$96,393	$772,803
Net loss for the period	-	-	-	(747,986)	-	(747,986)
Foreign currency translation gain	-	-	-	-	22,926	22,926
Shares issued as compensation	78,125	14,141	-	-	-	14,141
Balance, February 28, 2022	59,317,461	$11,848,723	$2,709,790	$(14,615,948)	$119,319	$61,884

Balance, November 30, 2022	59,317,461	$11,851,771	$2,709,790	$(16,535,760)	$25,131	$(1,949,068)
Net loss for the period	-	-	-	(102,829)	-	(102,829)
Foreign currency translation loss	-	-	-	-	32,233	32,233
Balance, February 28,2023	59,317,461	$11,851,771	$2,709,790	$(16,638,589)	$57,364	$(2,019,664)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

	Period ended February 28
	2023	2022	2021

Cash Provided By (Used In)

Operating Activities
Net loss for the period	$(102,829)	$(747,986)	$(1,287,685)

Items not affecting cash:
Stock based compensation	-	-	657,906
Amortization expense	8,905	121,381	9,562
Foreign exchange (gain) loss	32,233	22,926	4,285
Interest accretion	961	2,948	4,196
Shares issued for services	-	14,140	-
Gain on termination of lease	(10,687)	-	-

Changes in non-cash working capital:
Sales tax receivable	4,363	47,340	(10)
Accounts receivable	(17,086)	(914)	(7,145)
Inventories	(901)	(14,748)	7,334
Prepaid expenses	16,190	80,042	9,819
Deferred revenue	(119,346)	-	-
Due from related parties	-	-	2,500
Due to related parties	186,257	101,530	4,677
Accounts payable and accrued liabilities	12,264	108,902	46,038
Net cash used in operating activities	10,324	(264,439)	(548,523)

Investing Activities
Purchase of equipment	-	(46,004)	(40,002)
Net cash provided by (used in) investing activities	-	(46,004)	(40,002)

Financing Activities
Common shares issued for cash, options and warrants exercised, net of share issuance costs	-	-	2,157,666
Lease payments	(9,406)	(9,830)	(15,981)
Loan payable	10,000	(1,756)	-
Net cash provided by financing activities	594	(11,586)	2,141,685

Increase (decrease) in cash	10,918	(322,029)	1,553,160
Effect of foreign exchange rate changes on cash	(1,372)	6,612	11,279
Cash, beginning of the period	13,127	375,046	24,713

Cash, end of the period	$22,673	$59,629	$1,589,152

Supplemental cash flow information - Note 14

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Plymouth Rock Technologies Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 700 - 1199 West Hastings Street, Vancouver, B.C., V6E 3T5.

The Company's common shares are listed on the CSE and on Frankfurt Stock Exchange in Germany under the Symbol: PRT and 4XA, respectively, WKN# - A2N8RH. The Company's common shares are also on the OTC Markets Group ("OTCQB") under the symbol: PLRTF.

The Company's principal business activity through its subsidiary, Plymouth Rock USA ("PRT USA"), focused on developing technologies related to remotely detecting assault firearms and suicide bombs concealed on the person or a carry bag. The Company focuses on detection methods with and without the need for a checkpoint of the suspect who is being screened. The Company's planned products encompass the very latest radar, imaging, and Unmanned Aerial System ("UAS") technologies for quickly detecting, locating and identifying the presence of threats and for search and rescue missions for law enforcement.

On March 26, 2021, the Company incorporated a subsidiary in United Kingdom, Plymouth Rock Technologies UK Limited ("PRT UK"). The purpose of PRT UK is to augment the Company's existing research and development of its drone technologies for the US and EMEA markets.

On June 4, 2021, the Company completed its acquisition of Tetra Drones Limited ("Tetra") (Note 3). The acquisition of Tetra provides the Company with drones production line in the United Kingdom.

Going Concern

These interim condensed consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  At present, the Company's operations do not generate cash flows from operations. The Company has incurred losses since inception and has a comprehensive loss of $70,596 for the period ended February 28, 2023 (2022 - $725,060; 2021 - $1,283,400) and had an accumulated deficit of $16,638,589 (2022 - $16,535,760).  The ability of the Company to continue as a going concern is dependent on achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further.  The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.  These factors and uncertainty casts significant doubt about the Company's ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company is not expected to be profitable during the ensuing 12 months, and therefore, must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the period ended February 28, 2023, the Company received net cash proceeds of $594 (2022 - spent $11,586; 2020 - received $2,141,685) pursuant to financing activities. Management has been successful in raising capital through periodic private placements of the Company's common shares in the past, however there is no certainty that financing will be available in the future, or certainty that management's planned actions to address this situation will be successful.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (continued)

Going Concern (continued)

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future rather than a process of forced liquidation. These interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These interim condensed consolidated financial statements ("Financial Statements") have been prepared using accounting policies consistent with IFRS as issued by the International Accounting Standard Board ("IASB") and in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, using accounting policies that the Company expects to adopt in its interim condensed consolidated financial statements for the period ended February 28, 2023. These interim condensed consolidated financial statements do not include all the information required for the annual consolidated financial statements and should be read in conjunction with the Company's most recent audited consolidated financial statements for the year ended November 30, 2022, which are available on www.sedar.com.

These Financial Statements are authorized for issue by the Board of Directors on April 24, 2023.

These Financial Statements have been prepared on the historical cost basis. In addition, these Financial Statements have been prepared using the accrual basis of accounting.

These Financial Statements are presented in Canadian dollars, which is the Company's functional currency. The functional currency of PRT USA is U.S. Dollars and the functional currency of PRT UK and Tetra is British Pound Sterling ("£"). The assets and liabilities of PRT USA, PRT UK and Tetra are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and their income and expense items are translated at average exchange rates for the period. Exchange differences arising on the translation are recognized in other comprehensive income.

Significant accounting judgments, estimates and assumptions

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of income and expenses during the period. Actual results could differ from these estimates.

Significant estimates used in preparing the Financial Statements include, but are not limited to the following:

a. Deferred taxes

The calculation of deferred tax is based on the ability of the Company to generate future taxable income, the estimation of which is subject to significant uncertainty as to the amount and timing. The calculation of deferred tax is also based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse. Deferred tax recorded is also subject to uncertainty regarding the magnitude on non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax returns have not been prepared as of the date of financial statement preparation.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

b. Stock-based payments

The fair value of stock options and finders' warrants issued are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected lift, volatility of share prices, risk-free rate and dividend yield, changes in subjective input assumptions can materially affect the fair value estimate.

c. Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit ("CGU") exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model.

d. Leases

Management uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency and geographic location.

Significant judgments used in the preparation of these Financial Statements include, but are not limited to the following:

(i) Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its Financial Statements for the year ended November 30, 2022. Management prepares the Financial Statements on a going concern basis unless management either intends to liquidate the entity or to cease trading or has no realistic alternative but to do so.

In assessing whether the going concern assumption is appropriate, management accounts for all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

(ii) Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition disclosed in Note 3 met the criteria for accounting as a business combination.

Cash

Cash consists of amounts held in banks and highly liquid investments with limited interest and credit risk.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidation

The Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated. The Company's subsidiary is presented in the table below. Plymouth Rock USA was incorporated under the General Corporation Law of the State of Delaware on March 22, 2018. Plymouth Rock UK was incorporated under the General Corporation Law for England and Wales on March 26, 2021.Tetra Drones was incorporated under the General Corporation Law for England and Wales and was acquired by the Company on June 4, 2021.

Entity	Country of Incorporation	Effective Economic Interest

Plymouth Rock Technologies Inc. ("Plymouth Rock USA")	USA	100%

Plymouth Rock Technologies Inc. ("PRT UK")	UK	100%

Tetra Drones Ltd. ("Tetra Drones")	UK	100%

Equipment

Recognition and measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing the items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net within other income in profit or loss.

Depreciation

Half of the normal depreciation is taken in the year of acquisition for equipment with declining balance method. The depreciation rates applicable to each category of property and equipment are as follows:

Computer equipment 55% declining balance	Vehicles 30% declining balance
Furniture 20% declining balance	Leasehold improvements 30% declining balance
Demo equipment 20% declining balance

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

The Company values inventories at the lower of cost and net realizable value. Cost includes the costs of purchases net of vendor allowances plus other costs, such as transportation, that are directly incurred to bring the inventories to their present location and condition.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree's identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. Acquisition-related costs are recognized in profit or loss as incurred. The excess of consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

Share capital

The Company records proceeds from the issuance of its common shares as equity. Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated between the common share and warrant component. The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted price on the issuance date. The remaining proceeds, if any, are allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. Management does not expect to record a value to the warrant in most equity issuances as unit private placements are commonly priced at market or at a permitted discount to market. If the warrants are issued as share issuance costs, the fair value of agent's warrants are measured using the Black-Scholes option pricing model and recognized in equity as a deduction from the proceeds.

If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

Incremental costs directly attributable to the issue of new common shares are shown in equity as a deduction, net of tax, from the proceeds. Common shares issued for consideration other than cash are valued based on their market value at the date that shares are issued.

Stock-based payment

The Company recognizes share-based payment expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that accounts for the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, the contributed surplus will be reduced by the applicable amount. Share-based payment calculations have no effect in the Company's cash position.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share

Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share are calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of options, warrants and convertible securities and that the assumed proceeds from the exercise of options, warrants and convertible securities are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during the periods in which a net loss is incurred as the effect is anti-dilutive.

Financial instruments

Financial assets

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Subsequent to initial recognition, all financial assets are classified and subsequently measured at amortized cost. Interest income is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, and accounts receivable.

The Company reclassifies debt instruments only when its business model for managing those financial assets has changed. Reclassifications are applied prospectively from the reclassification date and any previously recognized gains, losses or interest are not restated.

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for accounts receivable that do not contain a significant financing component. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets' contractual lifetime.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities (continued)

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains, and losses relating to a financial liability are recognized in profit or loss. Financial liabilities measured at amortized cost are comprised of accounts payable, lease liability, and due to related parties.

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Interest

Interest income and expense are recognized in profit or loss using the effective interest method.

The 'effective interest rate' is the rate that exactly discounts estimated future cash payments over the expected life of the financial instrument to the gross carrying amount of the financial asset or the amortized cost of the financial liability. The effective interest rate is calculated considering all contractual terms of the financial instruments, except for the expected credit losses of financial assets.

The 'amortized cost' of a financial asset or financial liability is the amount at which the instrument is measured on initial recognition minus principal repayments, plus or minus any cumulative amortization using the effective interest method of any difference between the initial amount and maturity amount and adjusted for any expected credit loss allowance. The 'gross carrying amount' of a financial asset is the amortized cost of a financial asset before adjusting for any expected credit losses.

Interest income and expense is calculated by applying the effective interest rate to the gross carrying amount of the financial asset (when the asset is not credit-impaired) or the amortized cost of the financial liability.

Where a financial asset has become credit-impaired subsequent to initial recognition, interest income is calculated in subsequent periods by applying the effective interest method to the amortized cost of the financial asset. If the asset subsequently ceases to be credit-impaired, calculation of interest income reverts to the gross basis.

Offsetting

Financial assets and financial liabilities are offset, with the net amount presented in the statement of financial position, when, and only when, the Company has a current and legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or when arising from a group of similar transactions if the resulting income and expenses are not material.

Revenue recognition

Revenue is recognized by applying the five-step model under IFRS 15. The Company recognizes revenue when, or as the goods or services are transferred to the control of the customer and performance obligations are satisfied. The Company's revenue is comprised of sales of its radar systems, radar components and engineering design and development services. The Company's revenue is recognized when control of the goods has been transferred, being when the goods are delivered to customers and when all performance obligations have been fulfilled. The amounts recognized as revenue represent the fair values of the considerations received or receivable from third parties on the sales of goods to customers, net of goods and services taxes and less returns, and discounts, at which time there are no conditions for the payment to become due other than the passage of time. For its engineering design and development services, revenue is recognized when the service has been rendered.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred revenue

The Company recognizes a deferred revenue when the customers pay in advance for the goods or services to be delivered in future periods. Revenue will be recognized in the future period when the goods and services are provided and in accordance with IFRS 15.

Government grants

Government grants are recognized at fair value once there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate.  A forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan.

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to equity items, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted at period end, adjusted for amendments to tax payable with regards to previous years. Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting profit (loss) nor taxable profit (loss); and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Parties are also considered to be related if they are subject to common control and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Leases

The Company adopted IFRS 16 effective December 1, 2019. The Company chose to adopt the modified retrospective approach on transition to IFRS 16 and has chosen not to restate comparative information in accordance with the transitional provisions in IFRS 16. As a result, the comparative information continues to be presented in accordance with the Company's previous accounting policies. The adoption of IFRS 16 resulted in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the interim condensed consolidated statements of financial position. An amortization expense on the right-of-use asset and an interest expense on the lease liability has replaced the operating lease expense. IFRS 16 has changed the presentation of cash flows relating to leases in the Company's interim condensed consolidated statements of cash flows, however, it does not cause a difference in the amount of cash transferred between the parties of the lease.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRIC during the period but are not yet effective. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IAS 1 - Presentation of Financial Statements ("IAS 1") - Classification of Liabilities as Current or Noncurrent were amended to clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of 'settlement' to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted.

IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use - The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier adoption is permitted.

These new and amended standards are not expected to have a material impact on the Company's Financial Statements

3. ACQUISITION

On June 4, 2021, the Company acquired the 100% issued and outstanding ordinary shares of Tetra from two arm's length parties for £350,000.  Tetra was a privately held UK-based company which develops custom-made, Unmanned Aircraft Systems ("UAS").  The consideration of £350,000 ($579,682) is payable as follows:

1) An amount of £35,000 ($60,021) within 7 days after the execution and delivery of the definitive agreement by all parties, paid on June 12, 2021;

2) An amount of £35,000 ($60,479) (paid) within 21 days of the initial payment as described in instalment 1 above, paid on July 9, 2021;

3) An amount of £140,000 ($236,411) (paid) within 120 days of the second instalment as described above, paid on November 8, 2021 ("the third payment"); and

4) The remaining balance of £140,000 ($222,771) within 120 days of the third payment, forgiven in return of the full release of the leased vehicle and allowing the former sole shareholder of Tetra to continue working within the industry.

The Company applied the optional concentration test permitted under IFRS 3 to the acquisition which resulted in the acquired assets being accounted for as an asset acquisition. As such the purchase price was allocated to the identifiable assets and liabilities based on their fair values at the date of acquisition.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

3. ACQUISITION (continued)

The allocation of the consideration for the purposes of the interim condensed consolidated statements of financial position is as follows:

Total Consideration
Cash	$579,682

Net assets acquired (liabilities assumed)
Cash indebtedness	$(12,127)
Equipment	27,799
Prepaid expenses	11,131
Due to a related party	(13,699)
Bank loan	(40,447)
Accounts payable	(19,210)
Vehicle loan	(30,859)
Net assets acquired (liabilities assumed)	$(77,412)

Purchase price allocation
Net identifiable assets acquired	$(77,412)
Customer relationships	657,094
$579,682

4. PREPAID EXPENSES

As at February 28, 2023 and November 30, 2022, the Company's prepaid expenses consist of the following:

	February 28, 2023	November 30, 2022

Advertising and promotions	$-	$113
Rent	369	8,247
Transfer agent and filing fees	9,165	13,748
Insurance	5,223	8,839
	$14,757	$30,947

The prepayments for advertising include prepayments for marketing and awareness programs handled by an arms' length parties for a six to twelve-month period. Prepaid rent pertains to the amount paid for the security deposit of the rent while prepayments for Transfer agent and filing fees include annual fee of transfer agent for the issuance of shares, closing of private placement and other related compliance.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

5. EQUIPMENT

	Computer	Furniture	Vehicles	Leasehold Improvement	Demo Equipment	Total
	$	$	$	$	$	$
Cost:
Balance at November 30, 2021	24,028	19,271	16,014	3,826	239,747	302,886
Disposal	-	-	(16,243)	-	-	(16,243)
Foreign currency translation adjustment	(997)	190	229	(182)	3,158	2,398
Balance at November 30, 2022	23,031	19,461	-	3,644	242,905	289,041
Foreign currency translation adjustment	361	206	-	59	2,653	3,279
Balance at February 28, 2023	23,392	19,667	-	3,703	245,558	292,320

Accumulated Depreciation:
Balance at November 30, 2021	1,716	5,473	1,218	291	-	8,698
Amortization	9,236	2,688	4,210	1,006	-	17,140
Disposal	-	-	(5,375)	-	-	(5,375)
Impairment					236,677	236,677
Foreign currency translation adjustment	642	296	(53)	(13)	6,228	7,100
Balance at November 30, 2022	11,594	8,457	-	1,284	242,905	264,240
Amortization	1,593	554	-	179	-	2,326
Foreign currency translation adjustment	180	81	-	23	2,653	2,937
Balance at February 28, 2023	13,367	9,092	-	1,486	245,558	269,503

Net Book Value:
At November 30, 2022	11,437	11,004	-	2,360	-	24,801
At February 28, 2023	10,025	10,575	-	2,217	-	22,817

6. INTANGIBLE ASSETS

During the year ended November 30, 2021, the Company acquired Tetra (Note 3). Included in the acquisition is the identifiable intangible asset, customer relationships valued at $657,094. The intangible asset is being amortized over its estimated useful life of three years. For the period ended February 28, 2023, the Company determined that the intangible asset is fully impaired as there is no future economic benefits will derived from this asset.

Cost:	Customer relationship
Balance at November 30, 2021	$-
Additions	657,094
Balance at November 30, 2022 and February 28, 2023	657,094
Accumulated amortization:
Balance at November 30, 2021	(107,415)
Amortization	(219,029)
Impairment	(330,650)
Balance at November 30, 2022 and February 28, 2023	(657,094)
Net book value
Balance at November 30, 2021	$549,679
Balance at November 30, 2022 and February 28, 2023	$-

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

7. ACCOUNTS PAYABLE

As at February 28, 2023 and November 30, 2022, the Company's accounts payable consist of the following:

	February 28, 2023	November 30, 2022

Professional fees	$380,294	$382,805
Funds to be returned to investors	43,046	43,046
Advertising costs	30,015	34,705
Payroll	316,538	268,610
Development costs	138,950	168,925
Bank overdraft	16,064	16,036
VAT Payable	72,856	61,262
Purchases	-	2,121
Rent	-	1,822
Others	76,009	84,531
	$1,073,772	$1,063,863

8. Deferred Revenue

As at February 28, 2023 and November 30, 2022, the Company received an advance payment from their customers as consideration for the Company's products and services to be rendered in the future date amounting to $5,572 (November 30, 2022 - $124,918).

9. RELATED PARTY TRANSACTIONS AND BALANCES

Key management compensation

The amounts due to and from related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and due on demand. These transactions are in the normal course of operations and have been valued in these interim condensed consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Key management is comprised of directors and officers of the Company.

As at February 28, 2023, $891,929 (November 30, 2022- $705,672) are due to directors and officers of the Company:

	February 28, 2023	November 30, 2022
CFO of the Company	$74,850	$67,540
CEO of the Company	311,241	250,179
Director	505,838	387,953
	$891,929	$705,672

During the periods ended February 28, 2023 and 2022 and 2021, the Company entered into the following transactions with related parties:

	February 28, 2023	February 28, 2022	February 28, 2021
Management fees	$87,081	$23,417	$25,500
Consulting fees	37,500	62,500	62,500
Accounting fees	-	-	5,500
Rent	-	-	1,000
Share-based payments	-	-	254,151
Salaries and benefits to CEO	81,006	72,941	71,280
	$205,587	$158,858	$419,931

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Management fees consisted of the following:

	February 28, 2023	February 28, 2022	February 28, 2021
CEO of the Company	$66,830	$-	$-
Company controlled by the Former Corporate Secretary	-	15,750	10,500
CFO of the Company	20,251	7,667	-
Company controlled by the Former CFO	-	-	15,000
	$87,081	$23,417	$25,500

Consulting fees consisted of the following:

	February 28, 2023	February 28, 2022	February 28, 2021
Directors	$37,500	$62,500	$62,500
	$37,500	$62,500	$62,500

During the period ended February 28, 2023, the Company had 1,650,000 stock options held by the CEO, Former CFO, Former Corporate Secretary, and the Company's directors. The amount recognized as expense for these options for the periods ended February 28, 2023, 2022, and 2021 are as follows:

	February 28, 2023		February 28, 2022		February 28, 2021
	Number of Options held	Expense for the year (vested)	Number of options held	Expense for the year (vested)	Number of Options held	Expense for the year (vested)
CEO	600,000	-	600,000	-	600,000	$83,077
Former CFO	150,000	-	150,000	-	150,000	20,769
Former Corporate Secretary	150,000	-	150,000	-	150,000	20,769
Directors	600,000	-	825,000	-	825,000	129,536
	1,500,000	-	1,725,000	-	1,725,000	$254,151

10. LOANS PAYABLE

For the period ended February 28, 2023, the current loan payable of $139,373 consisted of: a loan payable on demand with a principal amount of $75,000 plus 12% interest rate per annum totaling $6,238; a loan with a principal amount of $30,000 plus 10% interest rate per annum and a $3,000 interest as they are considered in default totaling $18,000; and loans with a term of 1 year with principal amounts totaling $10,000 plus 10% interest rate per annum totaling $135.

Upon acquisition of Tetra Drones (Note 3), the Company assumed the latter's outstanding loan of £13,253 ($21,461) as of November 30, 2022. The collateral of this loan is a vehicle. On October 25, 2022, the loan and the vehicle were released to former shareholder of Tetra Drones in exchange of forgoing the remaining acquisition cost of £140,000 ($222,771). Thus, for the year ended November 30, 2022, the Company's liabilities in the vehicle and the remaining balance in the acquisition cost were extinguished.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

11. CAPITAL MANAGEMENT

The Company considers its capital structure to include net residual equity of all assets, less liabilities. The Company's objectives when managing capital are to (i) maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern; (ii) maintain a capital structure that allows the Company to pursue the development of its projects and products; and (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders commensurate with risk.

The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets.

12. SHARE CAPITAL

(a) Common Shares

Authorized: Unlimited number of common shares without par value

As at February 28, 2023, there were 59,317,461 common shares issued and outstanding (November 30, 2022 - 59,317,461).

During the period ended February 28, 2023:

The Company did not enter into any shares issuance transactions during the period ended February 28, 2023.

During the year ended November 30, 2022:

On December 31, 2021, the Company issued 78,125 common shares as compensation for consulting fees to a director valued at a total of $17,189.

During the year ended November 30, 2021:

On August 9, 2021, the Company issued 5,750,000 Units at $0.40 per unit for proceeds of $2,300,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.50 for five years. The Company paid cash of $63,700, issued 166,250 finders' Units with a fair value of $66,500 and 325,750 broker warrants as finder's fees. Each finders' Unit comprised of one common share and one full non-transferable common share purchase warrant, with exercise price of $0.50 per share for five years. The broker warrants are exercisable at $0.50 per share for five years.

On January 29, 2021, the Company issued 3,180,000 Units at $0.20 per unit for proceeds of $636,000. Each unit comprised one common share and one full non-transferable common share purchase warrant, with each warrant entitling the holder to purchase one additional common share at a price of $0.25 for five years. The Company paid cash of $10,480, issued 170,000 finders' Units with a fair value of $34,000 and 222,400 broker warrants as finder's fees. Each finder's Unit comprised of one common share and one full non-transferable common share purchase warrant with exercise price of $0.25 per share for five years. The broker warrants are exercisable at $0.25 per share for five years.

During the year ended November 30, 2021, the Company issued 425,000 common shares for gross proceeds of $222,500 from the exercise of 425,000 stock options at $0.50 to $0.60 per share.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(a) Common Shares (continued)

During the year ended November 30, 2021, the Company issued 6,129,573 common shares for gross proceeds of $1,332,727 from the exercise of 6,129,573 share purchase warrants at $0.20 to $0.50 per share.

During the year ended November 30, 2021, the Company issued 656,250 common shares with total fair value of $307,734 were issued as compensation for consulting fees to a director (Note 9).

(b) Stock Options

The Company maintains an incentive stock option plan (the "Option Plan") which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

During the period ended February 28, 2023:

1,000,000 options, 475,000 options and 150,000 options with exercise price of $0.60, 0.75 and 0.50, respectively, were cancelled.

During the year ended November 30, 2022:

125,000 stock options with an exercise price of $0.50 were cancelled.

75,000 stock options with an exercise price of $0.50 expired unexercised.

During the year ended November 30, 2021:

On June 10, 2021, the Company granted 150,000 incentive stock options to a consultant with an exercise price of $0.50 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.485, volatility 100%, risk-free rate 0.82%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $53,677, and the amount was recognized on the interim condensed consolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

On January 21, 2021, the Company granted 1,550,000 incentive stock options to directors, consultants, and employees with an exercise price of $0.75 per share for a period of five years from the date of grant. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.75, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $1,022,995, and the amount was recognized on the interim condensed vconsolidated statements of loss and comprehensive loss for the year ended November 30, 2021.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(b) Stock Options (continued)

Stock-based compensation recognized in profit or loss for the period ended February 28, 2023 amounted to

$Nil (2022 - $Nil; and 2021 - $657,906).

Stock option transactions and the number of stock options outstanding as at February 28, 2023, November 30, 2022, and November 302021 are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price
Balance, November 30, 2021	4,225,000	$0.64
Expired	(75,000)	0.50
Cancelled	(125,000)	0.50
Balance, November 30, 2022	4,025,000	$0.66
Cancelled	(1,625,000)	0.63
Balance, February 28, 2023	2,400,000	$0.67

The following summarizes the stock options outstanding at February 28, 2023:

Expiry Date	Exercise Price	Numbers of options outstanding	Numbers of options exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price
	$				$
January 15, 2024	0.60	1,050,000	1,050,000	0.38	0.26
March 20, 2024	0.60	150,000	150,000	0.07	0.04
November 28, 2024	0.50	125,000	125,000	0.09	0.03
January 21, 2026	0.75	1,075,000	1,075,000	1.30	0.34
		2,400,000	2,400,000	1.84	0.67

(c) Share purchase warrants

During the period ended February 28, 2023:

No warrants were granted, expired nor exercise for the period ended February 28, 2023.

During the year ended November 30, 2022

561,081 warrants with exercise price of $0.20 expired unexercised.

During the year ended November 30, 2021

On August 9, 2021, the Company issued 5,916,250 common share purchase warrants as part of the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until August 9, 2026.

On August 9, 2021, the Company also granted 325,750 warrants to finder's warrants as described in note 12(a) in connection with the private placement. Each warrant is exercisable to purchase one common share at an exercise price of $0.50 per share until August 9, 2026. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.35, volatility 100%, risk-free rate 0.88%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $79,032.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

12. SHARE CAPITAL (continued)

(c) Share purchase warrants (continued)

On January 29, 2021, the Company granted 3,350,000 common share purchase warrants as part of a non-brokered private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.25 per share until January 29, 2026. During the year ended November 30, 2021, 30,000 warrants were exercised at $0.25 per share.

On January 29, 2021, the Company also granted 222,400 warrants to finders in connection with the private placement. Each warrant is exercisable to acquire one common share at an exercise price of $0.50 per share until August 9, 2026. During the year ended November 30, 2021, 4,240 warrants were exercised at $0.25 per share. The fair value was estimated using the Black-Scholes pricing model with estimated, stock price of $0.52, volatility 100%, risk-free rate 0.43%, dividend yield 0%, and expected life of 5 years. With these assumptions, the fair value of options was determined to be $95,395.

Share purchase warrant transactions and the number of share purchase warrants outstanding as of February 28, 2023, November 30, 2022 and November 30, 2021 are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, November 30, 2021	9,991,241	$0.42
Warrants expired	(561,081)	0.20
Balance, November 30, 2022 and February 28, 2023	9,430,160	$0.41

The following summarizes the stock warrants outstanding at February 28, 2023:

Expiry Date	Exercise Price $	Number of Warrants outstanding and exercisable	Weighted average remaining contractual life (year)	Weighted average exercise price $
January 29, 2026	0.25	3,188,160	0.99	0.08
August 9, 2026	0.50	6,242,000	1.93	0.33
		9,430,160	2.92	0.41

13. FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash, and due from related parties. The estimated fair values of cash, subscription receivable, and due from related parties approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

a. Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

c. Level 3 - inputs that are not based on observable market data.

For the periods ended February 28, 2023 and November 30, 2022, the fair value of the cash, accounts receivable, accounts payable, and due from related parties approximate the book value due to the short-term nature.

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

13. FINANCIAL RISK MANAGEMENT (continued)

The Company is exposed to a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.

The Company's cash is currently invested in business accounts which are available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company has no significant interest rate risk due to the short-term nature of its interest generating assets.

Credit Risk

Credit risk is the risk of a loss when a counterparty to a financial instrument fails to meet its contractual obligations. The Company's exposure to credit risk is limited to its cash. The Company limits its exposure to credit risk by holding its cash in deposits with high credit quality Canadian financial institutions.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, leases, due from related parties and accounts payable and accrued liabilities that are denominated in US dollars. 10% fluctuations in the US dollar and UK Sterling Pound against the Canadian dollar have affected comprehensive loss for the period by approximately $143,262 (2022 - $7,464 and 2021 - $26,633).

14. SUPPLEMENTAL CASH FLOW INFORMATION

During the periods ended February 28, 2023, 2022 and 2021, the Company has the following non-cash investing and financing activities:

	February 28, 2023	February 28, 2022	February 29, 2021
Non-cash financing activities:
Fair value of options exercised	$-	$-	158,106
Fair value of warrants granted	-	-	95,395
Fair value of warrants exercised	-	-	35,040
Non-cash investing activities:
Shares to be issued to acquisition of inventory	-	14,141	62,500

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

15. COMMITMENTS AND CONTINGENCIES

As at February 28, 2023, the Company has the following commitments:

The Company entered into a lease agreement with arm's length party on September 9, 2021. The term commenced on May 1, 2021 and will set to expire on April 30, 2024 and with annual lease fee of £12,000 or £1,000 per month with interest of 4% per annum above Barclays Bank PLC base rate in case of default (Note 16).  Further, on the same date, the Company entered into a separate agreement with the same arm's length party for drone flying permission over the land without restriction in exchange of £1,500 annual fee. The term commenced on May 1, 2021 and expires on April 30, 2024 as well.

The Company has certain commitments related to key management compensation for $35,875 per month with no specific expiry of terms (Note 9).

On February 4, 2023, the Company received a disputed claim from former consultant on the unpaid fees for the month of November 2022, December 2022 and January 2023 with an aggregate liability of $30,000. As of the reporting date, the Company is still waiting for the court order and plans to take a legal course of action as well.  Management cannot determine the outcome as of the date of this report.

16. RIGHT-OF-USE ASSETS AND LEASE LIABILITY

Right-of-use assets

In November 2018, the Company entered into two-year lease agreement for leased premises in Plymouth, Massachusetts, commencing December 1, 2018 and ending on November 30, 2020. On December 31, 2020, the Company renewed this lease agreement to November 30, 2023. The minimum base rent for the remaining lease term are USD$3,005 ($3,726) per month from December 1, 2019 to November 01, 2020; USD$3,095 ($3,838) per month from December 1, 2020 to November 30, 2021; USD$3,188 ($3,953) per month from December 1, 2021 to November 30, 2022; and USD$3,284 ($4,072) per month from December 1, 2022 to November 30, 2023. However, the Company agreed to terminate their lease with an arm's length party on December 31, 2022.

On September 9, 2021, the Company entered into lease agreement with arm's length party to use the premises known as The Old Workshop, Estuary Road, King's Lynn, Norfolk from May 1, 2021 and will set to expire on April 30, 2024, with annual lease fee of £12,000 or £1,000 per month with interest of 4% per annum above Barclays Bank PLC base rate in case of default (Note 15).

The following is the continuity of the cost and accumulated depreciation of right-of-use assets, for the period ended February 28, 2022 and for the year ended November 30, 2021:

Balance, November 30, 2021	$72,734
Additions	38,027
Amortization expense	(50,571)
Cumulative translation adjustment	1,008
Balance, November 30, 2022	$61,198
Amortization expense	(6,579)
Disposal	(38,383)
Cumulative translation adjustment	5,234
Balance, February 28, 2023	$21,470

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

16. RIGHT-OF-USE ASSETS AND LEASE LIABILITY (continued)

Lease liability

The following is the continuity of lease liability, for the period ended February 28, 2023 and for the year ended November 30, 2022:

Balance, November 30, 2021	$86,346
Additions	38,027
Lease payments	(72,727)
Interest on lease liability	18,877
Cumulative translation adjustment	5,274
Balance, November 30, 2022	$75,797
Lease payments	(9,406)
Interest on lease liability	961
Lease cancellation/ termination	(50,135)
Cumulative translation adjustment	5,270
Balance, February 28, 2023	$22,487

Current Portion	$17,616
Long-term portion	$4,871

As at February 28, 2023 and November 30, 2022, the minimum lease payments for the lease liabilities are as follows:

	February 28, 2023	November 30, 2022
Year ending:
2023	$14,811	$72,664
2024	9,874	9,716
	24,685	82,380
Less: Interest expense on lease liabilities	(2,198)	(6,583)
Total present value of minimum lease payments	$22,487	$75,797

17. BREAKDOWN OF EXPENSES

		Period ended February 28
General and Administrative Expenses	Note	2023	2022	2021
Accounting and audit fees	9	$42,271	$52,558	$14,539
Amortization	5, 6, 16	8,905	66,626	9,562
Consulting fees	9	95,672	80,131	62,500
General office expenses		27,973	44,390	34,736
Insurance		14,036	9,042	5,441
Interest and accretion	16	961	2,948	4,196
Legal fees		4,689	30,316	42,933
Management fees	9	87,081	23,417	25,500
Rent		14,327	28,493	2,366
Stock-based compensation	9, 12	-	-	657,906
Transfer agent and filing fees	12	9,373	11,148	26,054
Wages, salaries and benefits	9	195,847	257,251	82,618
Total		$501,135	$606,320	$968,351

Research and Development		2023	2022	2021
Labor		$205	$148,403	$122,633
Materials		13,773	47,161	54,982
Total		$13,978	$195,564	$177,615

PLYMOUTH ROCK TECHNOLOGIES INC. NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at and for the period ended February 28, 2023 (Expressed in Canadian Dollars)

17. BREAKDOWN OF EXPENSES (continued)

Selling expenses consist of business development expenses amounting to $1,033 (2021 - $85,713; 2010 - $135,950)

18. SEGMENTED INFORMATION

The Company operates in one business segment, focusing on developing technologies as described in Note 1.

The Company's revenues generated in the US and UK were mostly composed of sales of engineering design services and radar components to well-known government agencies and prime contractors. All the long-lived assets are located in the US as of February 28, 2023, 2022 and 2021. The following table summarizes the revenue by geographical location:

	Canada	USA	UK	Total
For the period ended February 28, 2023
Revenues	$-	$43,713	$201,381	$245,094
Gross Profit	-	28,694	201,381	230,075
For the period ended February 28, 2022
Revenues	$-	$23,323	$140,925	$164,248
Gross Profit	-	13,257	127,347	140,604
For the period ended February 28, 2021
Revenues	$-	$19,598	$-	$19,598
Gross Profit	-	2,246	-	2,246

19. RESEARCH AND DEVELOPMENT TAX CREDIT

The Company, through its subsidiary PRT UK claimed and received tax credit of $172,806 for the period ended February 2023 for the R&D expenses incurred in 2021.

	For the three months ended February 28,
	2023	2022	2021
Research and Development Tax Credit	$172,806	$-	$-
Total	$172,806	$-	$-

20. SUBSEQUENT EVENTS

On March 3, 2022, 2,100,000 share options issued to directors, officers, employees, and consultants were surrendered and cancelled. Further, on March 16, 2023, another 150,000 share options issued to director were surrendered and cancelled. Each Unit is comprised of one common share and one common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for three years from closing of the private placement.

On March 30, 2023, the Company completed the private placement by issuance of 33,680,000 units at a price of $0.05 per unit for aggregate gross proceeds of $1,684,000.

On April 3, 2023, the Company announced a non-brokered private placement financing of up to 16,666,667 units (the "Units") of securities at a price of $0.06 per Unit for aggregate gross proceeds of up to $1,000,000.  Each Unit will be comprised of one common share and one full transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.10 for five years from closing of the private placement.